Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 FOR THE PERIOD


       Beginning    January 1, 1996    and Ending    December 31, 1996


                                     TO THE


                     U.S. SECURITIES AND EXCHANGE COMMISSION


                                       OF


                                GPU NUCLEAR, INC.
                        (Exact Name of Reporting Company)


     A                             Subsidiary                Service Company
                    ("Mutual" or "Subsidiary")


 Date of Incorporation September 11, 1980 If not Incorporated, Date of Organization

 State or Sovereign Power under which Incorporated or Organized     New Jersey


                                                              1 Upper Pond Road
 Location of Principal Executive Offices of Reporting Co. Parsippany, NJ
 07054


 Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                                         1 Upper Pond Road
    P. E. Maricondo  V.P. Financial & Planning Services  Parsippany,  NJ 07054
     (Name)                       (Title)                      (Address)


 Name of Principal Holding  Company Whose Subsidiaries are served  by Reporting
 Company:


                                    GPU, INC.

                                                                          1
                      INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

      3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (S210.3-01(b)).

      6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c))

      7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

     10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

     11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

     LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS                    Page
                                                                      Number


     Description of Schedules and Accounts            Schedule or Account
                                                              Number

 COMPARATIVE BALANCE SHEET                        Schedule I           4-5

   SERVICE COMPANY PROPERTY                       Schedule II          6-7
   ACCUMULATED PROVISION FOR DEPRECIATION
   AND AMORTIZATION OF SERVICE COMPANY PROPERTY   Schedule III          8

   INVESTMENTS                                    Schedule IV           9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE
   COMPANIES                                      Schedule V           10

   FUEL STOCK EXPENSES UNDISTRIBUTED              Schedule VI          11

   STORES EXPENSE UNDISTRIBUTED                   Schedule VII         12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS       Schedule VIII        13

   MISCELLANEOUS DEFERRED DEBITS                  Schedule IX          14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                   Schedule X           15

   PROPRIETARY CAPITAL                            Schedule XI          16

   LONG-TERM DEBT                                 Schedule XII         17

   CURRENT AND ACCRUED LIABILITIES                Schedule XIII        18

   NOTES TO FINANCIAL STATEMENTS                  Schedule XIV         19

 COMPARATIVE INCOME STATEMENT                     Schedule XV          20

   ANALYSIS OF BILLING - ASSOCIATE COMPANIES      Account 457          21

   ANALYSIS OF BILLING - NONASSOCIATE COMPANIES   Account 458          22

   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
   AND NONASSOCIATE COMPANIES                     Schedule XVI         23

   SCHEDULE OF EXPENSE BY DEPARTMENT OR
   SERVICE FUNCTION                               Schedule XVII       24-25

   DEPARTMENTAL ANALYSIS OF SALARIES              Account 920          26

   OUTSIDE SERVICES EMPLOYED                      Account 923          27

   EMPLOYEE PENSIONS AND BENEFITS                 Account 926          28

   GENERAL ADVERTISING EXPENSES                   Account 930.1        29

   MISCELLANEOUS GENERAL EXPENSES                 Account 930.2        30

   RENTS                                          Account 931          31

   TAXES OTHER THAN INCOME TAXES                  Account 408          32

   DONATIONS                                      Account 426.1        33

   OTHER DEDUCTIONS                               Account 426.5        34

   NOTES TO STATEMENT OF INCOME                   Schedule XVIII       35

 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS                         Page
                                                                     Number



 Description of Reports or Statements



 ORGANIZATION CHART                                                    36




 METHODS OF ALLOCATION                                                 37




 ANNUAL STATEMENT OF COMPENSATION FOR USE                              38
 OF CAPITAL BILLED




 VENTURE DISCLOSURES                                                   39




 FINANCIAL DATA SCHEDULE - FILED VIA EDGAR


 NOTE: Dollar figures in this report are shown in thousands unless otherwise noted.

                                                                          4

                         ANNUAL REPORT OF GPU NUCLEAR, INC.


                         SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.

 ACCOUNT            ASSETS AND OTHER DEBITS                   AS OF DECEMBER 31
                                                           CURRENT       PRIOR
      SERVICE COMPANY PROPERTY
 101    Service company property  (Schedule II)           $    38      $    38
 107    Construction work in progress  (Schedule II)            -            -
            Total Property                                     38           38

 108    Less accumulated provision for depreciation
        and amortization of service company
        property                    (Schedule III)              -            -
            Net Service Company Property                       38           38

      INVESTMENTS

 123    Investments in associate companies (Schedule IV)        -            -
 124    Other investments                  (Schedule IV)      728          406
            Total Investments                                 728          406

      CURRENT AND ACCRUED ASSETS

 131    Cash                                                    -            -
 134    Special deposits                                      498          470
 135    Working funds                                          14           33
 136    Temporary cash investments  (Schedule IV)               -            -
 141    Notes receivable                                        -            -
 143    Accounts receivable                                 2 433        3 102
 144    Accumulated provision for uncollectible
        accounts                                                -            -
 146    Accounts receivable from associate
        companies                   (Schedule V)           47 538       44 369
 152    Fuel stock expenses undistributed (Schedule VI)         -            -
 154    Materials and supplies                                  -            -
 163    Stores expense undistributed (Schedule VII)             -            -
 165    Prepayments                                           424           43
 174    Miscellaneous current and accrued
        assets                       (Schedule VIII)            -            -
            Total Current and Accrued Assets               50 907       48 017

      DEFERRED DEBITS

 181    Unamortized debt expense                                -            -
 184    Clearing accounts                                     214          411
 186    Miscellaneous deferred debits (Schedule IX)           831          477
 188    Research, development, or demonstration
        expenditures                  (Schedule X)              -            -
 190    Accumulated deferred income taxes                  22 050       23 827
            Total Deferred Debits                          23 095       24 715

            TOTAL ASSETS AND OTHER DEBITS                 $74 768      $73 176

                                                                          5

                         ANNUAL REPORT OF GPU NUCLEAR, INC.


                         SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.

 ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL     AS OF DECEMBER 31
                                                           CURRENT       PRIOR
      PROPRIETARY CAPITAL
 201    Common stock issued  (Schedule XI)                $    50      $    50
 211    Miscellaneous paid-in-capital (Schedule XI)             -            -
 215    Appropriated retained earnings (Schedule XI)            -            -
 216    Unappropriated retained earnings (Schedule XI)          -            -
            Total Proprietary Capital                          50           50


      LONG-TERM DEBT

 223    Advances from associate companies (Schedule XII)        -            -
 224    Other long-term debt  (Schedule XII)                    -            -
 225    Unamortized premium on long-term debt                   -            -
 226    Unamortized discount on long-term debt-debit            -            -
            Total Long-term Debt                                -            -


      CURRENT AND ACCRUED LIABILITIES

 231    Notes payable                                           -            -
 232    Accounts payable                                   37 493       35 476
 233    Notes payable to associate
        companies                  (Schedule XIII)              -            -
 234    Accounts payable to associate
        companies                  (Schedule XIII)             20          738
 236    Taxes accrued                                         625          781
 237    Interest accrued                                      184           74
 238    Dividends declared                                      -            -
 241    Tax collections payable                               116          263
 242    Miscellaneous current and accrued
        liabilities                (Schedule XIII)         24 032       27 637
            Total Current and Accrued Liabilities          62 470       64 969


      DEFERRED CREDITS

 253    Other deferred credits                             11 572        7 447
 255    Accumulated deferred investment tax credits             -            -
            Total Deferred Credits                         11 572        7 447


 282  ACCUMULATED DEFERRED INCOME TAXES                       676          710



            TOTAL LIABILITIES AND PROPRIETARY
            CAPITAL                                       $74 768      $73 176

                                                                          6

                         ANNUAL REPORT OF GPU NUCLEAR, INC.

                          For the Year Ended December 31, 1996


                         SCHEDULE II - SERVICE COMPANY PROPERTY

                           BALANCE AT             RETIREMENTS   OTHER     BALANCE AT
                           BEGINNING   ADDITIONS      OR       CHANGES 1/  CLOSE OF
      DESCRIPTION           OF YEAR                  SALES                   YEAR

 SERVICE COMPANY PROPERTY
 Account

 301  ORGANIZATION          $    37       $  -        $  -       $  -        $ 37

 303  MISCELLANEOUS
      INTANGIBLE PLANT

 304  LAND AND LAND RIGHT

 305  STRUCTURES AND
      IMPROVEMENTS

 306  LEASEHOLD
      IMPROVEMENTS

 307  EQUIPMENT 2/                1          -           -           -          1

 308  OFFICE FURNITURE
      AND EQUIPMENT

 309  AUTOMOBILES, OTHER
      VEHICLES AND
      RELATED GARAGE
      EQUIPMENT

 310  AIRCRAFT AND
      AIRPORT EQUIPMENT

 311  OTHER SERVICE
      COMPANY PROPERTY 3/

        SUB-TOTAL               38           -            -          -          38

 107  CONSTRUCTION WORK
      IN PROGRESS 4/


         TOTAL              $   38       $   -        $   -      $   -       $  38



      1/                PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:


                                                                          7

                                        SCHEDULE II - CONTINUED




            2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
               COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING
               THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                               BALANCE AT
                                                                                CLOSE OF
                  S U B A C C O U N T  D E S C R I P T I O N      ADDITIONS       YEAR
































            3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

                    N/A




            4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:

                    N/A

                                                                          8

                                ANNUAL REPORT OF GPU NUCLEAR, INC.

                                 For the Year Ended December 31, 1996


                                          SCHEDULE III
                           ACCUMULATED PROVISION FOR DEPRECIATION AND
                            AMORTIZATION OF SERVICE COMPANY PROPERTY

                             BALANCE AT  ADDITIONS                                BALANCE
                             BEGINNING    CHARGED                 OTHER CHANGES   CLOSE OF
        DESCRIPTION           OF YEAR       TO       RETIREMENTS  ADD (DEDUCT)1/   YEAR
                                        ACCOUNT 403

   Account
   301  ORGANIZATION

   303  MISCELLANEOUS
        INTANGIBLE PLANT

   304  LAND AND LAND RIGHTS

   305  STRUCTURES AND
        IMPROVEMENTS

   306  LEASEHOLD
        IMPROVEMENTS

   307  EQUIPMENT

   308  OFFICE FURNITURE
        AND FIXTURES

   309  AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT

   310  AIRCRAFT AND
        AIRPORT EQUIPMENT

   311  OTHER SERVICE
        COMPANY PROPERTY





     1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         N/A

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996




                            SCHEDULE IV - INVESTMENTS



 INSTRUCTIONS:   Complete the following schedule concerning investments.

                 Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                 Under Account 136, "Temporary Cash Investments", list each investment separately.


                                                     BALANCE AT   BALANCE AT
          D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                      OF YEAR        YEAR



 ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES


               NONE




 ACCOUNT 124 - OTHER INVESTMENTS


      COMPANY OWNED LIFE INSURANCE -                  $   303      $   303
        CASH SURRENDER VALUE

      RABBI TRUST                                         103          103

      HEALTH CARE RESERVE                                   -          322




 ACCOUNT 136 - TEMPORARY CASH INVESTMENTS


               NONE





                                       TOTAL          $  406       $  728

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996




            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES



 INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                      BALANCE AT   BALANCE AT
            D E S C R I P T I O N                     BEGINNING     CLOSE OF
                                                       OF YEAR        YEAR


 ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES

               JERSEY CENTRAL POWER & LIGHT COMPANY    $ 30 245    $ 34 516

               METROPOLITAN EDISON COMPANY                9 247       7 462

               PENNSYLVANIA ELECTRIC COMPANY              4 877       4 842

               GPU GENERATION, INC.                           -         605

               GPU INTERNATIONAL, INC.                        -         113









                                       TOTAL           $44 369     $ 47 538


 ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                 TOTAL
                                                                   PAYMENTS

               NONE

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


 INSTRUCTIONS:   Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



          D E S C R I P T I O N                   LABOR     EXPENSES     TOTAL



 ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED


               NONE


























 SUMMARY:

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996




                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED



 INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


          D E S C R I P T I O N                  LABOR      EXPENSES  TOTAL



 ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED      $ 6 172    $ 1 694   $ 7 866







       JERSEY CENTRAL POWER & LIGHT CO.           (3 985)      (917)   (4 902)

       METROPOLITAN EDISON CO.                    (1 458)      (518)   (1 976)

       PENNSYLVANIA ELECTRIC CO.                    (729)      (259)     (988)















 NOTE: Stores expenses are billed back to the associated companies in the month incurred.




                                        TOTAL    $  -       $  -      $  -

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996




                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


 INSTRUCTIONS:  Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.


                                                      BALANCE AT   BALANCE AT
          D E S C R I P T I O N                       BEGINNING     CLOSE OF
                                                       OF YEAR        YEAR


 ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS


               NONE

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


 INSTRUCTIONS:  Provide detail of items in this account.  Items less than
                $10,000 may be grouped by class showing the number of items in each class.

                                                      BALANCE AT   BALANCE AT
           D E S C R I P T I O N                      BEGINNING     CLOSE OF
                                                        OF YEAR        YEAR

 ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS


      Payments made to vendors which
      will be distributed to various
      expense accounts in subsequent
      months                                            $   82       $  274


      Restricted Stock Program - Deferral                  361          520

      Babcock & Wilcox Owners' Group -
      Deferred Costs                                        15           17

      Provide Services to Public Service
      of Colorado in connection with
      Ft. St. Vrain - Deferred Costs                        10           10

      Provide support to GPU International
      in connection with Onondoga project -
      Deferred Costs                                         9           10














                                             TOTAL      $  477       $  831

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



 INSTRUCTIONS:   Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


          D E S C R I P T I O N                            AMOUNT


 ACCOUNT 188-RESEARCH, DEVELOPMENT, OR DEMONSTRATION
             EXPENDITURES

       ALWR Program Support                              $    309

       BWR Owners Group Activities                            308

       EPRI R&D Program                                       295

       Reactor Vessel Annealing Project                        33

       EPRI - Steam Gen. Reliability Program                   14

       B&W Owners Group Activities                              8

       Other                                                    2

       Jersey Central Power & Light Company                  (663)

       Metropolitan Edison Company                           (204)

       Pennsylvania Electric Company                         (102)


   NOTE:   Research and development expenses are
           billed back to the associate companies
           in the month incurred.










                                      TOTAL              $   -

                                                                                                                 16
                                       ANNUAL REPORT OF GPU NUCLEAR, INC.

                                        For the Year Ended December 31, 1996

                                          SCHEDULE XI - PROPRIETARY CAPITAL
 <caption)
                                                NUMBER OF        PAR OR STATED
 ACCOUNT NUMBER        CLASS OF STOCK             SHARES             VALUE             OUTSTANDING CLOSE OF PERIOD
                                                AUTHORIZED         PER SHARE          NO. OF SHARES    TOTAL AMOUNT
      201           COMMON STOCK ISSUED           2 500               $20*              2 500             $50



    INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

          D E S C R I P T I O N                                                                      AMOUNT
 ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                                          NONE


 ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                         NONE





 INSTRUCTIONS:     Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                               BALANCE AT     NET INCOME                  BALANCE AT
          D E S C R I P T I O N                                BEGINNING         OR        DIVIDENDS      CLOSE OF
                                                               OF YEAR         (LOSS)        PAID           YEAR
 ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

                   NONE

 * In Whole Dollars

                                                                                                                       17

                                              ANNUAL REPORT OF GPU NUCLEAR, INC.

                                                For the Year Ended December 31, 1996



                                                    SCHEDULE XII- LONG-TERM DEBT

     INSTRUCTIONS:     Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                      TERMS OF OBLIG   DATE                       BALANCE AT                         BALANCE AT
           NAME OF CREDITOR           CLASS & SERIES    OF    INTEREST  AMOUNT    BEGINNING                       1/   CLOSE
                                       OF OBLIGATION  MATURITY  RATE   AUTHORIZED  OF YEAR      ADDITIONS DEDUCTIONS   OF YEAR
    ACCOUNT 223 -  ADVANCES FROM ASSOCIATE
                   COMPANIES:

                   NONE


    ACCOUNT 224 -  OTHER LONG-TERM DEBT:

                   NONE







    1/  GIVE AN EXPLANATION OF DEDUCTIONS:


                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996


                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


 INSTRUCTIONS:   Provide balance of notes and accounts payable to each
                 associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                         BALANCE AT  BALANCE AT
          D E S C R I P T I O N                          BEGINNING     CLOSE OF
                                                          OF YEAR        YEAR

 ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

               NONE





 ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES

               GPU SERVICE, INC.                         $  737      $   19
               GPU, INC.                                      1           1




                                               TOTAL     $  738      $   20



 ACCOUNT 242  - MISCELLANEOUS CURRENT AND ACCRUED
                 LIABILITIES
 ACCRUALS     -  OFFICERS DEFERRED COMPENSATION          $ 1 657     $ 2 017
              -  INSURANCE                                 1 817         595
              -  VACATION PAY                             11 137      10 792
              -  SICK PAY                                    943         933
              -  BONUS PAY/INCENTIVE COMPENSATION         12 082       8 857
              -  SEVERANCE PAY                                 -         837
              -  OTHER ACCRUED LIABILITIES                     1           1

                                               TOTAL     $27 637     $24 032

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


 INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


       NONE

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                                   SCHEDULE XV

                               STATEMENT OF INCOME


 ACCOUNT            D E S C R I P T I O N           CURRENT YEAR     PRIOR YEAR


   INCOME

 457   Services rendered to associate companies       $408 329        $383 077
 458   Services rendered to nonassociate
       companies                                         1 421             935
 421   Miscellaneous income or loss                        123              22

                          Total Income                 409 873         384 034


   EXPENSE

 920   Salaries and wages                              131 569         130 956
 921   Office supplies and expenses                    110 439          93 334
 922   Administrative expense transferred -
       credit                                            1 155           2 395
 923   Outside services employed                        88 496         102 061
 924   Property insurance                                   22              67
 925   Injuries and damages                              1 109           1 615
 926   Employee pensions and benefits                   48 573          28 071
 928   Regulatory commission expense                         -               -
 930.1 General advertising expenses                          -               -
 930.2 Miscellaneous general expenses                    9 785           7 073
 931   Rents                                             8 752           7 194
 932   Maintenance of structures and equipment               -               -
 403   Depreciation and amortization expense                 -               -
 408   Taxes other than income taxes                     9 162           9 064
 409   Income taxes                                     (1 618)           (387)
 410   Provision for deferred income taxes               8 884          10 598
 411   Provision for deferred income taxes -
       credit                                           (7 142)         (9 125)
 411.5 Investment tax credit                                 -               -
 426.1 Donations                                           153             200
 426.5 Other deductions                                    265             726
 427   Interest on long-term debt                            -               -
 430   Interest on debt to associate
       companies                                             -               -
 431   Other interest expense                              269             192

             Total Expense                             409 873         384 034


             Net Income or (Loss)                     $      -        $      -

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                DIRECT       INDIRECT   COMPENSATION  TOTAL
                                 COSTS        COSTS       FOR USE     AMOUNT
 NAME OF ASSOCIATE COMPANY      CHARGED      CHARGED     OF CAPITAL   BILLED
                                 457-1        457-2        457-3

 NUCLEAR RELATED ACTIVITIES

 GPU SERVICE, INC.              $    311     $     -      $     -    $    311

 GPU GENERATION, INC.                818          93            -         911

 JERSEY CENTRAL POWER
  & LIGHT COMPANY                251 552      25 573            -     277 125

 METROPOLITAN EDISON COMPANY      72 175       9 770            -      81 945

 PENNSYLVANIA ELECTRIC COMPANY    37 404       4 697            -      42 101

 SAXTON NUCLEAR EXP. CORP.         3 525         125            -       3 650

     SUBTOTAL                    365 785      40 258            -     406 043




 NON-NUCLEAR RELATED ACTIVITIES

 GPU GENERATION, INC.              1 440         253            -       1 693

 JERSEY CENTRAL POWER
  & LIGHT COMPANY                     92          17            -         109

 METROPOLITAN EDISON COMPANY          69          12            -          81

 PENNSYLVANIA ELECTRIC COMPANY       166         237            -         403

     SUBTOTAL                      1 767         519            -       2 286







                     TOTAL      $367 552     $40 777            -    $408 329



                                                                                                      22
                                    ANNUAL REPORT OF GPU NUCLEAR, INC.

                                     For the Year Ended December 31, 1996



                                              ANALYSIS OF BILLING
                                            NONASSOCIATE COMPANIES
                                                  ACCOUNT 458

                                        DIRECT      INDIRECT   COMPENSATION                EXCESS
                                         COSTS       COSTS       FOR USE      TOTAL          OR       TOTAL
 NAME OF NONASSOCIATE COMPANY           CHARGED     CHARGED     OF CAPITAL    COST       DEFICIENCY   AMOUNT
                                         458-1       458-2        458-3                    458-4      BILLED
 * Fort St. Vrain Project               $  573        $72           -           $645       $156         $801
 * Babcock & Wilcox Owners Group            36          7           -             43          1           44
 * PECO Energy                              51          8           -             59        (15)          44
 * Framatome Tech                           16          2           -             18          5           23
 * Bechtel                                  16          2           -             18          4           22
 * GTS Duratek                               5          9           -             14          8           22
 * Delphinus                                14          -           -             14          5           19
 * BWR Owners Group                         14          2           -             16          3           19
 * Babcock & Wilcox                         29          9           -             38        (20)          18
 * Sandia National Lab                      15          3           -             18          -           18
 * Ogden Environmental                       7          1           -              8          3           11
 * New York Power Authority                  7          1           -              8          2           10
 * Barneget Township                         4          -           -              4          3            7
 * Boston Edison                             8          2           -             10         (3)           7
 * Florida Power & Light                     3          -           -              3          3            6
 * ARD/Robotic Consulting                    4          1           -              5         (1)           4
 * Various - Including System Lab,
     Training and Newsletter               199        156           -            355         (9)         346


                                        $1 001       $275           -         $1 276       $145       $1 421



                                                                                                                           23

                                                          ANNUAL REPORT OF GPU NUCLEAR, INC.

                                                           For the Year Ended December 31, 1996

                                                                        SCHEDULE XVI
                                                              ANALYSIS OF CHARGES FOR SERVICE
                                                            ASSOCIATE AND NONASSOCIATE COMPANIES
                                         ASSOCIATE COMPANY CHARGES   NONASSOCIATE COMPANY CHARGES      TOTAL CHARGES FOR SERVICE
                                         DIRECT    INDIRECT              DIRECT  INDIRECT             DIRECT    INDIRECT
        DESCRIPTION OF ITEMS              COST       COST     TOTAL       COST     COST    TOTAL       COST       COST      TOTAL
 920    SALARIES AND WAGES               $120 069  $11 091   $131 160    $  321    $ 88    $  409   $120 390    $11 179   $131 569
 921    OFFICE SUPPLIES AND EXPENSES      102 996    6 584    109 580       674     185       859    103 670      6 769    110 439
 922    ADMINISTRATIVE EXPENSE
          TRANSFERRED - CREDIT                312      844      1 156        (1)      -        (1)       311        844      1 155
 923    OUTSIDE SERVICES EMPLOYED          70 114   18 373     88 487         7       2         9     70 121     18 375     88 496
 924    PROPERTY INSURANCE                      -       22         22         -       -         -          -         22         22
 925    INJURIES AND DAMAGES                  986      123      1 109         -       -         -        986        123      1 109
 926    EMPLOYEE PENSIONS AND BENEFITS   46 106      2 467     48 573         -       -         -     46 106      2 467     48 573
 928    REGULATORY COMMISSION EXPENSE           -        -          -         -       -         -          -          -          -
 930.1  GENERAL ADVERTISING EXPENSES            -        -          -         -       -         -          -          -          -
 930.2  MISCELLANEOUS GENERAL EXPENSES    9 748         37      9 785         -       -         -      9 748         37      9 785
 931    RENTS                               8 711       41      8 752         -       -         -      8 711         41      8 752
 932    MAINTENANCE OF STRUCTURES AND
          EQUIPMENT                             -        -          -         -       -         -          -          -          -
 403    DEPRECIATION AND AMORTIZATION
          EXPENSE                               -        -          -         -       -         -          -          -          -
 408    TAXES OTHER THAN INCOME TAXES       8 362      800      9 162         -       -         -      8 362        800      9 162
 409    INCOME TAXES                            -   (1 618)    (1 618)        -       -         -          -     (1 618)    (1 618)
 410    PROVISION FOR DEFERRED INCOME
          TAXES                                 -    8 884      8 884         -       -         -          -      8 884      8 884
 411    PROVISION FOR DEFERRED INCOME
          TAXES - CREDIT                        -   (7 142)    (7 142)        -       -         -          -     (7 142)    (7 142)
 411.5  INVESTMENT TAX CREDIT                   -        -          -         -       -         -          -          -          -
 426.1  DONATIONS                             151        2        153         -       -         -        151          2        153
 426.5  OTHER DEDUCTIONS                      265        -        265         -       -         -        265          -        265
 427    INTEREST ON LONG-TERM DEBT              -        -          -         -       -         -          -          -          -
 431    OTHER INTEREST EXPENSE                  -      269        269         -       -         -          -        269        269

 INSTRUCTION: Total cost of service will equal
              for associate and nonassociate
              companies the total amount
              billed under their separate
              analysis of billing schedules.

                       TOTAL EXPENSES =   367 820   40 777    408 597     1 001     275     1 276    368 821     41 052    409 873
              COMPENSATION FOR USE OF
                       EQUITY CAPITAL =         -        -          -         -       -         -          -          -          -
 430    INTEREST ON DEBT TO ASSOCIATE
                            COMPANIES =         -        -          -         -       -         -          -          -          -
                TOTAL COST OF SERVICE =  $367 820  $40 777   $408 597    $1 001    $275    $1 276   $368 821    $41 052   $409 873

                                                                                                 24

                                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                                       For the Year Ended December 31, 1996

                                                  SCHEDULE XVII
                                        SCHEDULE OF EXPENSE DISTRIBUTION
                                                         BY
                                          DEPARTMENT OR SERVICE FUNCTION
                            D E P A R T M E N T  OR  S E R V I C E  F U N C T I O N
                                              TOTAL              OFFICE OF  OYSTER THREE MILE
 D E S C R I P T I O N  O F  I T E M S        AMOUNT   OVERHEAD  PRESIDENT  CREEK    ISLAND
 920    SALARIES AND WAGES                   $131 569   $11 179   $ 3 318  $30 592   $24 014
 921    OFFICE SUPPLIES AND EXPENSES          110 439     6 769     1 098   11 216     5 878
 922    ADMINISTRATIVE EXPENSE  TRANSFERRED -
          CREDIT                                1 155       844       106        -         2
 923    OUTSIDE SERVICES EMPLOYED              88 496    18 375       739    9 718     4 270
 924    PROPERTY INSURANCE                         22        22         -        -         -
 925    INJURIES AND DAMAGES                    1 109       123        29      238       212
 926    EMPLOYEE PENSIONS AND BENEFITS         48 573     2 467       792    6 480     5 757
 928    REGULATORY COMMISSION EXPENSE               -         -         -        -         -
 930.1  GENERAL ADVERTISING EXPENSE                 -         -         -        -         -
 930.2  MISCELLANEOUS GENERAL EXPENSES          9 785        37     1 147        4        14
 931    RENTS                                   8 752        41        20      775       401
 932    MAINTENANCE OF STRUCTURES AND
          EQUIPMENT                                 -         -         -        -         -
 403    DEPRECIATION AND AMORTIZATION
          EXPENSE                                   -         -         -        -         -
 408    TAXES OTHER THAN INCOME TAXES           9 162       800       257    2 099     1 873
 409    INCOME TAXES                           (1 618)   (1 618)        -        -         -
 410    PROVISION FOR DEFERRED INCOME TAXES     8 884     8 884         -        -         -
 411    PROVISION FOR DEFERRED INCOME TAXES
          - CREDIT                             (7 142)   (7 142)        -        -         -
 411.5  INVESTMENT TAX CREDIT                       -         -         -        -         -
 426.1  DONATIONS                                 153         2       124        -         -
 426.5  OTHER DEDUCTIONS                          265         -       173        -         1
 427    INTEREST ON LONG-TERM DEBT                  -         -         -        -         -
 430    INTEREST ON DEBT TO ASSOCIATE
          COMPANIES                                 -         -         -        -         -
 431    OTHER INTEREST EXPENSE                    269       269         -        -         -

 INSTRUCTION: Indicate each department or
              service function. (See Instruc-
              tion 01-3 General Structure of
              Accounting System: Uniform
              System Account)

                      TOTAL EXPENSES =       $409 873   $41 052   $ 7 803  $61 122   $42 422

                  ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996

                                SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION
                                       BY
                      DEPARTMENT OR SERVICE FUNCTION
                   D E P A R T M E N T  OR  S E R V I C E  F U N C T I O N
                       NUCLEAR SAFETY   FINANCIAL        HUMAN
 ACCOUNT                 & TECHNICAL   & PLANNING       & ADMIN
 NUMBER    ENGINEERING    SERVICES      SERVICES       SERVICES

 920         $27 228       $21 383       $ 5 072       $ 8 783
 921          26 599         3 650        51 366         3 863
 922           2 245           365        (2 296)         (111)
 923          31 678         3 811         2 527        17 378
 924               -             -             -             -
 925             236           195             6            70
 926           6 414         5 468        18 477         2 718
 928               -             -             -             -
 930.1             -             -             -             -
 930.2            42         9 066           (11)         (514)
 931             674           129         6 835          (123)
 932               -             -             -             -
 403               -             -             -             -
 408           1 837         1 623            52           621
 409               -             -             -             -
 410               -             -             -             -
 411               -             -             -             -
 411.5             -             -             -             -
 426.1             -             3            25            (1)
 426.5             -             2            89             -
 427               -             -             -             -
 430               -             -             -             -
 431               -             -             -             -

 TOTAL  =    $96 953       $45 695       $82 142       $32 684

                                                                             26


                                ANNUAL REPORT OF GPU NUCLEAR, INC.

                                 For the Year Ended December 31, 1996


                                   DEPARTMENTAL ANALYSIS OF SALARIES

                                              ACCOUNT 920
                                               DEPARTMENTAL SALARY EXPENSE             NUMBER
      NAME OF DEPARTMENT                            INCLUDED IN AMOUNTS BILLED TO     PERSONNEL
      Indicate each department         TOTAL     PARENT      OTHER           NON       END OF
      or service function.             AMOUNT    COMPANY   ASSOCIATES     ASSOCIATES    YEAR
      Office of President             $  5 799      -       $ 5 707       $   92           29

      Oyster Creek                      30 675      -        30 675            -          354

      Three Mile Island                 24 036      -        24 035            1          384

      Engineering                       28 942      -        28 798          144          401

      Nuclear Safety & Technical
        Services                        24 442      -        24 270          172          334

      Financial & Planning Services      7 133      -         7 133            -          128

      Human & Administrative Services   10 542      -        10 542            -          220




                         TOTAL        $131 569      -      $131 160       $  409        1 850























                                                                             27

                        ANNUAL REPORT OF GPU NUCLEAR, INC.

                         For the Year Ended December 31, 1996



                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923


 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                RELATIONSHIP
                                                                "A"=ASSOCIATE
 FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE  "NA"- NON      AMOUNT
                                                                ASSOCIATE
 Auditing

 1 Firm (Less than $100,000)   Not applicable.                       NA      $    25
                Subtotal                                                          25
 Legal

 Shaw, Pittman, Potts          Legal fees associated with Oyster     NA          568
  & Trowbridge                 Creek and TMI-1 licensing.

 11 Firms (Less than $100,000) Not applicable.                       NA          297
                Subtotal                                                         865

 Engineering

 American Crane & Equipment    Design engineering.                   NA          307

 Babcock & Wilcox Nuclear
   Technologies                Genetic license renewal application.  NA          280

 Bryce Saylor & Sons           Saxton site preparations.             NA          348

 EQE Engineering Consultants   Heavy lift analysis.                  NA          309

 Framatome Cogema Fuels        Nuclear fuel evaluation.              NA          111

 Framatome Technologies        B&W Owners Group project management
                               responding to regulatory issues and
                               owners group managed projects.        NA        1 767

 J. Davis Consultants          Refueling outage integrated           NA          287
                               scheduling.

 Les Engineering Services      Design engineering.                   NA          230





                                                                              27A
                        ANNUAL REPORT OF GPU NUCLEAR, INC.

                         For the Year Ended December 31, 1996



                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923


 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                RELATIONSHIP
                                                                "A"=ASSOCIATE
 FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE  "NA"- NON      AMOUNT
                                                                ASSOCIATE
 Engineering (Continued)

 MPR Associates                Design engineering.                   NA          295

 Parsons Power Group           Electrical systems.                   NA          229

 Vectra Technologies           Design Engineering.                   NA          493

 33 Firms (Less than $100,000) Not applicable.                       NA          653
                Subtotal                                                       5 309

 Other Professional/Outside Services

 ATTSI                         Oyster Creek simulator system
                               services.                             NA          111

 Barksdale Controls Division   Oyster Creek refueling outage.        NA       14 753

 Bartlett Nuclear              Refueling outage support.             NA        1 251

 Bently Nevada                 Design engineering.                   NA          104

 Brady & Associates            Senior staff team building and
                               executive coaching.                   NA          257

 Burson Marsteller             TMI-2 communications.                 NA          104

 Cannon Sline                  Install ISO condenser corrosion
                               protection.                           NA          198

 Chem-Nuclear Systems          Radwaste removal.                     NA        2 030

 Chris Andersen Roofing        Install new roof fan.                 NA          244

 Continental Field Machining   Turbine rotor installation.           NA          192



                                                                               27B
                        ANNUAL REPORT OF GPU NUCLEAR, INC.

                         For the Year Ended December 31, 1996



                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923


 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                RELATIONSHIP
                                                                "A"=ASSOCIATE
 FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE  "NA"- NON      AMOUNT
                                                                ASSOCIATE

 Other Professional/Outside Services (Continued)
 C. W. Allen Associates        Design engineering.                   NA          124

 Dave's Office Installations   Building services.                    NA          131

 Diversified Environmental
   Services                    Operations support - TMI-2 monitored
                               storage.                              NA          159

 Electric Power Research
   Institute                   Reactor vessel and internals project. NA          578

 General Electric              Oyster Creek refueling outage.        NA       15 085

 GPU Generation                Plant maintenance.                     A          788

 GPU Service                   Corporate and information services.    A       17 101

 G. R. Sponaugle & Sons        Renovate control tower.               NA          129

 GTS Duratek                   Refueling outage support.             NA          329

 The Hartford Steam Boiler     ISI and RCS inspections.              NA          194

 IMC International             Calibration lab operations.           NA          122

 Interstate Nuclear Services   Station services outage support.      NA          362

 ITI Movats                    TMI-1 maintenance.                    NA          116

 J. Givoo Consultants          Plant maintenance.                    NA          452

 Mark C. Bitting               TMI siren system upgrade.             NA          182





                                                                              27C
                        ANNUAL REPORT OF GPU NUCLEAR, INC.

                         For the Year Ended December 31, 1996



                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923


 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                RELATIONSHIP
                                                                "A"=ASSOCIATE
 FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE  "NA"- NON      AMOUNT
                                                                ASSOCIATE

 Other Professional/Outside Services (Continued)
 Master-Lee Energy Services    Main condenser eddy current testing.  NA          235

 Mechanical Dynamics &
   Analysis                    Turbine inspection.                   NA          183

 Miller & Chitty               Reactor coolant drain line.           NA          136

 MQS Inspection                Titus turbine inspection.             NA          122

 NPS Energy Services           Turbine inspection.                   NA        1 252

 Pavex                         Route 441 improvements.               NA          155

 Pennsylvania State University Laser technology for decontamination. NA          152

 Pinkerton Computer
   Consultants                 Computer training.                    NA          111

 Raytheon Nuclear              Refueling outage support.             NA       12 164

 Rochester Gas & Electric      Oyster Creek quality control.         NA          256

 Ryan Nuclear                  TMI simulator enhancements.           NA          414

 Science Applications
   International               Oyster Creek computer upgrade.        NA          109

 Scientific Ecology Group      TMI-1 radwaste solidification.        NA        2 900

 S. G. Pinney & Associates     Torus costing inspection and repair.  NA          234

 The Spear Group               Refueling outage integrated
                               scheduling.                           NA          111



                                                                                 27D
                        ANNUAL REPORT OF GPU NUCLEAR, INC.

                         For the Year Ended December 31, 1996



                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923


 INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                                RELATIONSHIP
                                                                "A"=ASSOCIATE
 FROM WHOM PURCHASED           TYPE OF SERVICE/LARGEST INVOICE  "NA"- NON      AMOUNT
                                                                ASSOCIATE

 Other Professional/Outside Services (Continued)
 Strategic Decision Group      Corporate strategic planning.         NA          226

 Structural Integrity
   Associates                  Membership on General Office
                               Review Board.                         NA          159

 Technology Support Services   Refueling outage integrated
                               scheduling.                           NA          108

 U.S. Nuclear Regulatory
   Commission                  Regulatory fees.                      NA          236

 Vanstar                       Computer leases and maintenance.      NA          240

 The Virginia Corp. of
   Richmond                    ISI and RCS inspections.              NA          383

 Visual Inspection
   Technologies                Robotic camera services.              NA          111

 Westinghouse Electric         Plant maintenance.                    NA          556

 Xerox                         Reprographics services.               NA          267

 Yis                           TMI instrumentation maintenance.      NA          124

 711 Firms
   (Less than $100,000)        Not applicable.                       NA        6 062

 3 Firms (Less than $100,000)  Not applicable.                        A          195
                Subtotal                                                      82 297

                TOTAL                                                        $88 496


                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926


 INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                 D E S C R I P T I O N                       AMOUNT


    VOLUNTARY ENHANCED RETIREMENT PROGRAMS                  $19 229

    HOSPITAL, SURGICAL, MEDICAL AND DENTAL INSURANCE          8 830

    O.P.E.B. - HEALTH INSURANCE                               6 862

    PENSION PLAN                                              6 812

    EMPLOYEE SAVINGS PLAN                                     3 610

    LONG-TERM DISABILITY                                        862

    O.P.E.B. - LIFE INSURANCE                                   827

    CAFETERIA SUPPLEMENT                                        596

    EMPLOYEE ASSOC. & ACTIVITIES                                301

    EDUCATIONAL REIMBURSEMENT                                   226

    LIFE INSURANCE                                              142

    EMPLOYEE ASSISTANCE PROGRAM                                 121

    OTHER BENEFITS (Under $25,000)                              155





                                        TOTAL               $48 573

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1


 INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


      D E S C R I P T I O N              NAME OF PAYEE                 AMOUNT







             NONE


























                                           TOTAL                        -

                                                                          30
                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2


 INSTRUCTIONS: Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


                 D E S C R I P T I O N                        AMOUNT

    Licenses

       United States Nuclear Regulatory Commission           $ 7 085

       PA Department of Environmental Resources                  400

       PA Emergency Management Agency                            200

       Other                                                     163

    Dues and Memberships                                       1 110


    Regulatory Fees

       Federal Emergency Management Agency                       827













                                       TOTAL                 $ 9 785

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                                      RENTS

                                   ACCOUNT 931


 INSTRUCTIONS: Provide a listing of the amount included in Account 931,
               "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


          T Y P E  O F  P R O P E R T Y                        AMOUNT

    BUILDINGS AND TRAILERS                                   $ 3 513

    COMPUTERS                                                  3 024

    DUPLICATING EQUIPMENT                                        711

    MOBILE EQUIPMENT                                             222

    TELECOMMUNICATIONS SYSTEM                                     27

    MISCELLANEOUS                                              1 255























                                  TOTAL                      $ 8 752

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408


 INSTRUCTION: Provide an analysis of Account 408, "Taxes Other Than Income
              Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


                      K I N D  O F  T A X                            AMOUNT

       (1)   OTHER THAN U.S. GOVERNMENT TAXES

             Pennsylvania Unemployment Insurance                     $   138

             New Jersey Unemployment Insurance                           221

             Sales and Use Tax (Pennsylvania)                           (248)

                                   Sub Total                             111


       (2)   TAXES - U.S. GOVERNMENT

             FICA                                                      8 929

             Federal Unemployment Insurance                              122

                                   Sub Total                           9 051














                                                     TOTAL           $ 9 162

                                                                          33
                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                                    DONATIONS

                                  ACCOUNT 426.1


 INSTRUCTION: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


 NAME OF RECIPIENT                     PURPOSE OF DONATION            AMOUNT

 UNITED WAY                            COMMUNITY SERVICES                8

 52 ORGANIZATIONS (LESS THAN $3,000)   COMMUNITY SERVICES               27

 PENN STATE UNIVERSITY                 EDUCATION                        27

 MILLERSVILLE UNIVERSITY               EDUCATION                         4

 12 ORGANIZATIONS (LESS THAN $3,000)   EDUCATION                        12

 LONDONDERRY VOLUNTEER FIRE COMPANY    EMERGENCY AND HEALTH SERVICES     4

 29 ORGANIZATIONS (LESS THAN $3,000)   EMERGENCY AND HEALTH SERVICES    29

 VARIOUS ACTIVITIES                    OTHER                            42








        TOTAL                                                         $153

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                                OTHER DEDUCTIONS

                                  ACCOUNT 426.5


 INSTRUCTIONS:                      Provide a listing of the amount included in
                                    Account 426.5, "Other Deductions",
                                    classifying such expenses according to
                                    their nature.


     D E S C R I P T I O N              NAME OF PAYEE             AMOUNT




    LOBBYING EXPENSE                EMPLOYEE WAGES &
                                    EXPENSES                   $  231

    OTHER CIVIC ACTIVITIES          VARIOUS                        34























                                        TOTAL                  $  265

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended December 31, 1996



                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME


 INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.










             NONE

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended  December 31, 1996


                               ORGANIZATION CHART







                          ________________________________________
                         |                                        |
                         |                                        |
                     ____|                                        |
                    |    |           BOARD OF DIRECTORS           |
                    |____|                                        |
                     |   |________________________________________|
                     |   |                                        |
                     |___|              PRESIDENT                 |
                       | |________________________________________|
                       | |                                        |
                       |-|         V.P. OYSTER CREEK              |
                       | |________________________________________|
                       |_|                                        |
                       | |      V.P. THREE MILE ISLAND            |
                       | |________________________________________|
                       |_|                                        |
                       | |          V.P. ENGINEERING              |
                       | |________________________________________|
                       |_|                                        |
                       | |V.P. NUCLEAR SAFETY & TECHNICAL SERVICES|
                       | |________________________________________|
                       |_|                                        |
                       | |   V.P. FINANCIAL & PLANNING SERVICES   |
                       | |________________________________________|
                       |_|                                        |
                       | |  V.P. HUMAN & ADMINISTRATIVE SERVICES  |
                       |_|________________________________________|

                                                                          37
                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended  December 31, 1996


                              METHODS OF ALLOCATION



   The allocation of expenses not directly attributable to a particular nuclear station are based, by division, on the direct charging of that division's manpower. When corporate costs have been allocated to the plants, a fixed rate is calculated to apply to total direct costs. This rate is derived by dividing the estimated corporate costs by the estimated plant direct costs. The overhead rate is reviewed periodically and revised as appropriate to fully allocate costs by year-end.

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended  December 31, 1996


           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED





                      NONE

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended  December 31, 1996



 Pursuant to the provisions contained in the SEC order dated September 14, 1990 for SEC File No. 70-7720, GPU Nuclear provided certain laboratory services to Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company in 1996 in support of their generating stations, transmission and distribution divisions and other non-nuclear functions. Revenues realized in 1995 from providing these services are shown separately under "Non-Nuclear Related Activities" on page 21 of this report.

 Pursuant to the provisions contained in the Securities and Exchange Commission
 (SEC) orders dated August 29, 1990 for SEC File No. 70-7675, January 31, 1993 for SEC File No. 70-7905, May 21, 1993 for SEC File No. 70-8115 and October 17, 1994 for SEC File No. 70-8393, the following are descriptions of services provided to Non-Affiliated Entities. Revenues realized in 1996 from providing these services are shown separately on page 22 of this report.

       Brief Descriptions of Services Rendered to Nonassociated Companies


 Nonassociated Company               Description

 Fort St. Vrain                      Provide consulting services in connection
                                     with the final radiation survey for Public
                                     Service of Colorado's proposed
                                     decommissioning plan for its Fort St.
                                     Vrain nuclear facility.

 B&W Owners Group                    Provide Program Director for B&W plant
                                     generic license renewal program.

 Philadelphia Electric Company       Environmental lab services.

 Framatome Technologies              Provide eddy current testing and analysis.

 Bechtel                             Provide consulting services on water
                                     clarity issues.

 GTS Duratek                         Provide metallurgical/failure analysis.

 Delphinus                           Provide consulting services for
                                     decontamination and decommissioning
                                     technology selection.

 BWR Owners Group                    Provide Chairman, Boiling Water Reactor
                                     Owners Group.

 Babcock & Wilcox                    Provide replication techniques and
                                     metallurgical services to B&W Owners Group plants.

 Ogden Environmental                 Provide training on turbine control
                                     system.

                                                                          39A

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended  December 31, 1996


       Brief Descriptions of Services Rendered to Nonassociated Companies

 Nonassociated Company               Description

 Barneget Township                   Provide video servives of Barneget
                                     Township wetlands.

 Boston Edison                       Provide "ETUDE" training data base system.

 Florida Power & Light               Provide Instrumentaiton & Control support
                                     for Crystal River Plant power upgrade
                                     study.

 ARD/Robotic Consulting              Provide robotics operator for the D.C.
                                     Cook Nuclear Plant.

 Sandia Laboratories                 Provide services related to the Rocky
                                     Flats decommissioning.

 New York Power Authority            Provide determination of equipment
                                     qualification temperature profile in
                                     Fitzpatrick Nuclear Station turbine
                                     building.

 Various Includes various chemical/material laboratory analyses, health newsletter sales, souvenir and tour revenues.

                     ANNUAL REPORT OF GPU NUCLEAR, INC.

                      For the Year Ended  December 31, 1996




                                SIGNATURE CLAUSE



       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange

 Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                      GPU NUCLEAR, INC.
                 (Name of Reporting Company)


             By: /s/ P. E. Maricondo
             (Signature of Signing Officer)


              P. E. Maricondo, V. P. Financial & Planning Services
             (Printed Name and Title of Signing Officer)


             Date:  April 17, 1997